March 17, 2026

Scott A. Hallam
President, Chief Executive Officer and Director
Boardwalk Pipeline Partners, LP
9 Greenway Plaza, Suite 2800
Houston, Texas 77046

       Re: Boardwalk Pipeline Partners, LP
           Registration Statement on Form S-3
           Filed March 11, 2026
           File No. 333-294210
Dear Scott A. Hallam:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at 202-551-3271 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    E. Ramey Layne